Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CIRCOR International, Inc.

at

$45.00 Net Per Share

by

CR Acquisition Company

A Wholly Owned Subsidiary of

Crane Co.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,

NEW YORK CITY TIME, ON JULY 16, 2019, UNLESS THE OFFER IS EXTENDED.

CR Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Crane Co., a Delaware corporation (“Crane”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CIRCOR International, Inc., a Delaware corporation (“CIRCOR”), at a price of $45.00 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Crane and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) Crane, the Purchaser and CIRCOR having entered into a definitive merger agreement with respect to the acquisition of CIRCOR by Crane providing for a second step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with CIRCOR surviving as a wholly owned subsidiary of Crane, without the requirement for approval of any stockholder of CIRCOR, to be effected as soon as practicable following the consummation of the Offer, (iii) the board of directors of CIRCOR (the “CIRCOR Board”) having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of CIRCOR and the Purchaser as described herein (and as contemplated by the definitive merger agreement described above), (iv) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger on antitrust grounds, as described herein (however, Crane or the Purchaser may, but need not, extend the Offer if consummation of the Offer is delayed pursuant to a request for additional information or documentary material by any federal, state or foreign government, governmental authority or agency on antitrust grounds), and (v) CIRCOR not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or Crane’s ability to acquire the Shares or CIRCOR or otherwise diminishing the expected value to Crane of the acquisition of CIRCOR.

Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

Crane and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of CIRCOR by Crane and are prepared to begin such negotiations immediately.

Subject to applicable law, Crane and the Purchaser reserve the right to amend the Offer in any respect (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in a merger, including the Proposed Merger). In addition, in the event that Crane enters into a merger agreement with CIRCOR and such merger agreement does not provide for a tender offer, Crane and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Crane, the Purchaser and CIRCOR and specified in such merger agreement.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

June 17, 2019

IMPORTANT

Any stockholder of CIRCOR who desires to tender all or a portion of such stockholder’s Shares in the Offer should either (i) complete and manually sign the accompanying Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedure for Tendering Shares” or (ii) request that such stockholder’s broker, dealer, commercial bank, trust company or other nominee effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot deliver such certificates and all other required documents to the Depositary on or prior to the expiration of the Offer, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 3—Procedure for Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent at the address or telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Additionally, this Offer to Purchase, the related Letter of Transmittal and other materials relating to the Offer may be found at http://www.sec.gov.

i

ii

SUMMARY TERM SHEET

CR Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Crane Co., a Delaware corporation (“Crane”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CIRCOR International, Inc., a Delaware corporation (“CIRCOR”), at a price of $45.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The following are some of the questions you, as a CIRCOR stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. Crane and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

The information concerning CIRCOR contained herein and elsewhere in this Offer to Purchase has been taken from or is based upon publicly available documents or records of CIRCOR on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Crane and the Purchaser have not independently verified the accuracy and completeness of such information. Crane and the Purchaser have no knowledge that would indicate that any statements contained herein relating to CIRCOR taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

In this Offer to Purchase, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Crane and its subsidiaries, collectively.

Who is offering to buy the Shares?

The Purchaser, CR Acquisition Company, is a Delaware corporation formed for the purpose of making this Offer to acquire all of the outstanding Shares of CIRCOR. The Purchaser is a wholly owned subsidiary of Crane. Founded in 1855, Crane provides products and solutions to customers in the chemicals, oil & gas, power, automated payment solutions, banknote design and production and aerospace & defense markets, along with a wide range of general industrial and consumer related end markets. Crane has four business segments: Fluid Handling, Payment & Merchandising Technologies, Aerospace & Electronics and Engineered Materials. See “The Offer—Section 9—Certain Information Concerning the Purchaser and Crane.”

What securities are you offering to purchase?

We are offering to acquire all of the outstanding Shares of CIRCOR. We refer to one share of CIRCOR common stock as a “share” or “Share.” See “Introduction.”

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $45.00 per Share net to you, in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, CIRCOR. If the Offer is consummated, we intend to complete a second-step merger with CIRCOR in which CIRCOR will become a wholly owned subsidiary of Crane and all outstanding Shares that are not purchased in the Offer (other than Shares held by Crane and its subsidiaries or stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. See “The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for CIRCOR; Statutory Requirements; Approval of the Proposed Merger.”

Crane and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of CIRCOR by Crane and are prepared to begin such negotiations immediately.

How long will it take to complete your proposed transaction?

The timing of completing the offer and the second-step merger will depend on, among other things, if and when CIRCOR enters into a definitive merger agreement with us and the number of Shares we acquire pursuant to the Offer, and if and when any necessary approvals or waiting periods under the laws of the U.S. or any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer or the Proposed Merger expire or are terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger on antitrust grounds, as described herein.

Do you have the financial resources to pay for the Shares?

We will need approximately $1.7 billion to purchase all outstanding Shares pursuant to the Offer, to refinance certain indebtedness in connection with the transaction and to pay related fees and expenses. As of March 31, 2019, Crane had cash and cash equivalents in the amount of approximately $256.8 million and undrawn commitments under its existing revolving credit facility of up to approximately $550 million. In addition, Crane has entered into a commitment letter with Wells Fargo Securities, LLC (“Wells Fargo Securities”) and Wells Fargo Bank, National Association (“Wells Fargo Bank”) pursuant to which Wells Fargo Bank has committed to provide a term loan credit facility (the “Acquisition Facility”) to Crane in an aggregate amount of up to $1.50 billion. Crane expects to contribute or otherwise advance funds to enable the Purchaser to consummate the Offer. Crane and the Purchaser expect, based upon the combination of internally available cash and borrowings under the Acquisition Facility, to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer. Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition. See “The Offer—Section 10—Source and Amount of Funds.”

Is your financial condition material to my decision to tender in the Offer?

No. We do not think that our financial condition is material to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

we, through our parent company, Crane (in light of Crane’s financial capacity in relation to the amount of consideration payable), will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn; and

•

if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Proposed Merger and we, through our parent company, Crane (in light of Crane’s financial capacity in relation to the amount of consideration payable), will have sufficient funds available to consummate the Proposed Merger.

•	Crane has entered into a commitment letter to fund the Offer, subject to certain conditions described in more detail in “The Offer—Section 10—Source and Amount of Funds.”

What does the Board of Directors of CIRCOR think of the Offer?

We have tried repeatedly to discuss with CIRCOR a potential transaction, but they have not been willing to engage in meaningful discussions with us to date. See “The Offer—Section 11—Background of the Offer; Other Transactions with CIRCOR.” We remain willing, however, to have discussions with CIRCOR and its advisors with respect to a negotiated transaction. CIRCOR’s board of directors (the “CIRCOR Board”) has rejected earlier proposals by Crane to acquire all issued and outstanding Shares of CIRCOR for $45.00 net per Share in cash. Furthermore, the CIRCOR Board has not approved the Offer as of the time this Offer to Purchase is being filed with the SEC. Within 10 business days of the date of this Offer to Purchase, CIRCOR is required by law to publish, send or give to you (and file with the SEC) a statement as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer or that it is unable to take a position with respect to the Offer, and the reasons for any such position.

How long do I have to decide whether to tender in the Offer?

You have until the expiration date of the Offer to tender. The Offer currently is scheduled to expire at 5:00 p.m., New York City time, on July 16, 2019. We may, in our sole discretion, extend the Offer from time to time for any reason. If the Offer is extended, we will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer.”

We may elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if one is provided, will be an additional period of time beginning after we have purchased Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer—Section 1—Terms of the Offer.”

What are the most significant conditions to the Offer?

Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Crane and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) Crane, the Purchaser and CIRCOR having entered into a definitive merger agreement with respect to the acquisition of CIRCOR by Crane providing for a second step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with CIRCOR surviving as a wholly owned subsidiary of Crane, without the requirement for approval of any stockholder of CIRCOR, to be effected as soon as practicable following the consummation of the Offer, (iii) the CIRCOR Board having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of CIRCOR and the Purchaser as described herein (and as contemplated by the definitive merger agreement described above), (iv) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger on antitrust grounds, as described herein (however, Crane or the Purchaser may, but need not, extend the Offer if consummation of the Offer is delayed pursuant to a request for additional information or documentary material by any federal, state or foreign government, governmental authority or agency on antitrust grounds), and (v) CIRCOR not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or Crane’s ability to acquire the Shares or CIRCOR or otherwise diminishing the expected value to

Crane of the acquisition of CIRCOR. See “The Offer—Section 14—Conditions of the Offer” for a list of additional conditions to the Offer.

The consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer—Section 1—Terms of the Offer.”

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedure for Tendering Shares—Book-Entry Transfer,” not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company.

If you cannot deliver everything required to make a valid tender to the Depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the Depositary within two New York Stock Exchange (“NYSE”) trading days. However, the Depositary must receive the missing items within that two-trading-day period. See “The Offer—Section 3—Procedure for Tendering Shares.”

Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time before the Offer has expired, and, thereafter, you can withdraw them at any time until we accept such Shares for payment. You may not, however, withdraw Shares tendered during a subsequent offering period, if one is provided. See “The Offer—Section 4—Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you have the right to withdraw the Shares. See “The Offer—Section 4—Withdrawal Rights.”

When and how will I be paid for my tendered Shares?

Upon the terms and subject to the conditions of the Offer, we will pay for all validly tendered and not withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in “The Offer—Section 14—Conditions of the Offer.”

We will pay for your validly tendered and not withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares) as described in “The Offer—Section 3—Procedures for Tendering Shares”, a properly completed, timely received and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message (as defined in “The Offer—Section 3—Procedure for Tendering Shares”) in lieu of a Letter of Transmittal and any other required documents for such Shares. See “The Offer—Section 2—Acceptance for Payment and Payment of Shares.”

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

If (i) the Offer is successful, (ii) we enter into a definitive merger agreement with CIRCOR with respect to the acquisition of CIRCOR by Crane, (iii) the conditions of Section 251(h) can be satisfied and (iv) pursuant to the Offer, we accept for payment and pay for at least that number of Shares that, when added to Shares then owned by Crane or any of its subsidiaries, constitutes at least a majority of the outstanding Shares on a fully diluted basis, we expect to consummate a second-step merger pursuant to Section 251(h) of the DGCL with CIRCOR in which CIRCOR will become a wholly owned subsidiary of Crane. If Crane and the Purchaser determine that Section 251(h) is unavailable for any reason, then if, following consummation of the Offer, we accept for payment and pay for at least that number of Shares that, when added to Shares then owned by Crane or any of its subsidiaries, constitutes at least ninety percent (90%) of the outstanding Shares on a fully diluted basis, Crane and the Purchaser intend to complete the second-step merger as a “short form” merger under the DGCL. In the Proposed Merger, all Shares that were not purchased in the Offer will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. If the Proposed Merger takes place, stockholders who did not validly tender Shares in the Offer (other than Shares held by Crane or its subsidiaries (including, without limitation, the Purchaser) and Shares owned by stockholders who properly perfect their appraisal rights under the DGCL) will receive the same amount of cash per Share that they would have received had they validly tendered their Shares in the Offer. See “The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for CIRCOR; Statutory Requirements; Approval of the Proposed Merger.”

The treatment of your Shares if the Proposed Merger does take place and you properly perfect your appraisal rights is discussed in “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

If at least a majority of the Shares outstanding are tendered and accepted for payment, and the other conditions to consummation of the Offer have been satisfied, will CIRCOR continue as a public company?

As described above, we currently intend, as soon as practicable following consummation of the Offer, to seek to acquire all remaining Shares in the Proposed Merger. If the Proposed Merger takes place, CIRCOR will no longer be publicly owned. Even if the Proposed Merger does not take place, if we purchase all the tendered Shares, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, that there may not be an active or liquid public trading market for the Shares, and/or that CIRCOR may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”

Do I have to vote to approve the second-step merger?

No. If Crane and the Purchaser can complete the Proposed Merger pursuant to Section 251(h) of the DGCL or as a “short form” second-step merger (as discussed above), your vote is not required to approve the second-step merger. You simply need to tender your Shares if you choose to do so. Crane and the Purchaser intend to complete the Offer only if the merger agreement condition is satisfied and a sufficient number of Shares are tendered such that the minimum tender condition is satisfied, permitting Crane and the Purchaser to rely on

Section 251(h) of the DGCL to complete the second-step merger without the requirement of approval from the CIRCOR stockholders, subject to satisfaction of the other conditions of Section 251(h).

If I decide not to tender, how will the Offer affect my Shares?

As described above, if the Offer is consummated, we intend to complete a second-step merger with CIRCOR in which CIRCOR will become a wholly owned subsidiary of Crane and all outstanding Shares that are not purchased in the Offer (other than Shares held by Crane and its subsidiaries or stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. If the Proposed Merger is consummated, stockholders who did not tender their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. If, however, the Offer is consummated and the Proposed Merger does not take place for any reason, your Shares may be affected, among other ways, as described above. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”

Are appraisal rights available in the Offer or the Proposed Merger?

Appraisal rights are not available in the Offer. If the Proposed Merger is consummated, holders of Shares at the effective time of the Proposed Merger who do not vote in favor of, or consent to, the Proposed Merger and who comply with Section 262 of the DGCL will have the right to demand appraisal of their Shares. Under Section 262 of the DGCL, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Proposed Merger. See “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On May 20, 2019, the last trading day before the public announcement by Crane that it had made a proposal to acquire CIRCOR, the last sales price of the Shares reported on the NYSE was $30.66 per Share. On June 14, 2019, the last trading day before the commencement of the Offer, the last reported sale price of the Shares on the NYSE was $44.79 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See “The Offer—Section 6—Price Range of Shares; Dividends.”

What are the material U.S. federal income tax considerations of participating in the Offer?

In general, the receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See “The Offer—Section 5—U.S. Federal Income Tax Considerations.”

We recommend that you consult your tax advisor to determine the tax consequences to you of participating in the Offer in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

Who can I talk to if I have questions about the Offer?

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the information agent for the Offer, at the telephone number and address set forth below and on the back cover page of this Offer to

Purchase. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

To the Stockholders of CIRCOR International, Inc.:

INTRODUCTION

We, CR Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Crane Co., a Delaware corporation (“Crane”), are offering to purchase all outstanding shares of common stock (the “Shares”), par value $0.01 per share, of CIRCOR International, Inc., a Delaware corporation (“CIRCOR”) at a price of $45.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Stockholders who have Shares registered in their own names and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees, commissions or similar expenses. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine whether such nominee will charge a fee for tendering Shares on their behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Innisfree M&A Incorporated (the “Information Agent”) incurred in connection with their services in such capacities in connection with the Offer. See “The Offer—Section 17—Fees and Expenses.”

Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Crane and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Tender Condition”), (ii) Crane, the Purchaser and CIRCOR having entered into a definitive merger agreement with respect to the acquisition of CIRCOR by Crane providing for a second step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with CIRCOR surviving as a wholly owned subsidiary of Crane, without the requirement for approval of any stockholder of CIRCOR, to be effected as soon as practicable following the consummation of the Offer (the “Merger Agreement Condition”), (iii) the board of directors of CIRCOR (the “CIRCOR Board”) having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of CIRCOR and the Purchaser as described herein (and as contemplated by the definitive merger agreement described above) (the “Section 203 Condition”), (iv) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger on antitrust grounds, as described herein (however, Crane or the Purchaser may, but need not, extend the Offer if consummation of the Offer is delayed pursuant to a request for additional information or documentary material by any federal, state or foreign government, governmental authority or agency on antitrust grounds) (the “Antitrust Condition”), and (v) CIRCOR not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or Crane’s ability to acquire the Shares or CIRCOR or otherwise diminishing the expected value to Crane of the acquisition of CIRCOR (the “Impairment Condition”). See “The Offer—Section 14—Conditions of the Offer” for a list of additional conditions to the Offer.

Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

As of the date of this Offer to Purchase, Crane and its subsidiaries beneficially own 260,255 Shares, including 100 Shares that Crane and its subsidiaries own as the registered holder, representing approximately

1.3% of the outstanding Shares. According to CIRCOR’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2019 (the “CIRCOR Q1 2019 Form 10-Q”), as of May 2, 2019 there were 19,898,153 Shares issued and outstanding, and based on Crane and the Purchaser’s review of the CIRCOR Q1 2019 Form 10-Q, we believe as of March 31, 2019, there were approximately 732,879 stock options to purchase Shares and 438,479 restricted stock units (“RSUs”) outstanding. The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, CIRCOR. If the Offer is consummated, we intend to complete a second-step merger with CIRCOR in which CIRCOR will become a wholly owned subsidiary of Crane and all outstanding Shares that are not purchased in the Offer (other than Shares held by Crane and its subsidiaries or stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. If the Minimum Tender Condition, the Merger Agreement Condition and the other conditions of the Offer are satisfied and the Offer is consummated, the Proposed Merger may be effected as soon as practicable following consummation of the Offer pursuant to Section 251(h) of the DGCL without the affirmative vote of the CIRCOR stockholders, subject to satisfaction of the other conditions to Section 251(h) of the DGCL. Under the DGCL, if the Proposed Merger cannot be effected pursuant to Section 251(h) and we acquire, pursuant to the Offer or otherwise, at least ninety percent (90%) of the outstanding Shares, we would be able to consummate the Proposed Merger as a “short form” second step merger pursuant to Section 253 of the DGCL without a vote of the CIRCOR Board or its stockholders. If we waive the Merger Agreement Condition, consummate the Offer and do not acquire at least ninety percent (90%) of the outstanding Shares, under the DGCL we may have to seek approval of the Proposed Merger by CIRCOR’s stockholders. Approval of a merger pursuant to the DGCL requires the affirmative vote of holders of a majority of the outstanding Shares. In addition, if the Section 203 Condition is not satisfied but we elect to consummate the Offer, Section 203 could significantly delay our ability to consummate the Proposed Merger. See “The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for CIRCOR; Statutory Requirements; Approval of the Proposed Merger.”

No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights, if properly exercised under the DGCL and not withdrawn, in connection with the Proposed Merger. See “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”

Crane and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of CIRCOR by Crane and are prepared to begin such negotiations immediately.

Subject to applicable law, Crane and the Purchaser reserve the right to amend the Offer in any respect (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in a merger, including the Proposed Merger). In addition, in the event that Crane enters into a merger agreement with CIRCOR and such merger agreement does not provide for a tender offer, Crane and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Crane, the Purchaser and CIRCOR and specified in such merger agreement.

In the event the Offer is terminated or not consummated, or after the expiration of the Offer and pending consummation of the Proposed Merger, we may purchase additional Shares not tendered in the Offer. Such purchases may be made in the open market or through privately negotiated transactions, tender offers or otherwise. Any such purchases may be on the same terms as, or on terms more or less favorable to stockholders than, the terms of the Offer. Any possible future purchases by us will depend on many factors, including the results of the Offer, our business and financial position and general economic and market conditions.

After the expiration of the Offer, we may, in our sole discretion, but are not obligated to, provide a subsequent offering period of at least three business days to permit additional tenders of Shares (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not previously withdrawn in accordance with “The Offer—Section 14—Conditions of the Offer.” “Expiration Date” means 5:00 p.m., New York City time, on July 16, 2019, unless extended, in which event “Expiration Date” means the time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “The Offer—Section 14—Conditions of the Offer,” which include, among other things, satisfaction of the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition, the Antitrust Condition and the Impairment Condition. If any such condition is not satisfied, we may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in “The Offer—Section 4—Withdrawal Rights,” retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

Subject to any applicable rules and regulations of the SEC, we expressly reserve the right, but not the obligation, in our sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

If we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and number of shares tendered for, a minimum of 10 business days may be required to allow adequate dissemination and investor response.

“Business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 5:00 p.m., New York City time.

If we extend the Offer, are delayed in accepting for payment of or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in “The Offer—Section 4—Withdrawal Rights.” Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, we may, in our sole discretion, but are not obligated to, provide a Subsequent Offering Period of at least three business days to permit additional tenders of Shares so long as, among other things, (i) the initial offering period of at least 20 business days has expired, (ii) we immediately accept and promptly pay for all securities validly tendered during the Offer, (iii) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (iv) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed. We do not currently intend to provide a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend a Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is provided.

On June 6, 2019, pursuant to Section 220(b) of the DGCL, Crane demanded the right to inspect, among other items, CIRCOR’s stock ledger and most recent list of stockholders and to make and/or receive copies and extracts therefrom, along with any modifications, additions or deletions thereto that become available or known to CIRCOR or its agents or representatives. The purpose of this demand was to obtain names and addresses of CIRCOR stockholders to enable Crane to communicate with its fellow CIRCOR stockholders on matters relating to their mutual interests as stockholders, including matters relating to the proposal by Crane to acquire CIRCOR through a negotiated transaction.

We will separately make a request to CIRCOR for its latest stockholder list and security position listings which will be used, if needed, for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the Expiration Date. We expressly reserve the right, in our sole discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in “The Offer—Section 14—Conditions of the Offer” have not been satisfied or if any event specified in such Section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “The Offer—Section 14—Conditions of the Offer.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares) into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer—Section 3—Procedure for Tendering Shares”)), (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message in lieu of a Letter of Transmittal and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer—Section 3—Procedure for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

We will pay the same per Share consideration pursuant to the Offer to all stockholders. The per Share consideration paid to any stockholder pursuant to the Offer will be the highest per Share consideration paid to any other stockholder pursuant to the Offer.

We reserve the right to transfer or assign, in whole or in part from time to time, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

3.	Procedure for Tendering Shares.

Valid Tender of Shares. In order for you to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message (as defined below) in lieu of a Letter of Transmittal and any other documents required by the Letter of Transmittal and (b) certificates for the Shares to be tendered or delivery of such Shares pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your sole option and risk, and delivery of your Shares will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule

14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1, 5 and 7 of the Letter of Transmittal.

If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1, 5 and 7 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i)    such tender is made by or through an Eligible Institution;

(ii)    a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Date; and

(iii)    the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within two New York Stock Exchange (“NYSE”) trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which NYSE is open for business.

The Notice of Guaranteed Delivery may be delivered or transmitted by mail or email to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Backup Withholding. Under U.S. federal income tax laws, payments in connection with the Offer may be subject to “backup withholding” unless a tendering holder (1) provides a correct taxpayer identification number (which, for an individual, is the holder’s social security number) and any other required information, or (2) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules. A holder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service (“IRS”). To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each tendering U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations”) should complete and return the IRS Form W-9 included with the Letter of Transmittal. Each tendering Non-U.S. Holder (as defined in “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations”) should complete and submit IRS Form W-8BEN, W-8BEN-E (or other applicable IRS Form W-8), which can be obtained from the Depositary or at http://www.irs.gov. For a more detailed discussion of backup withholding, see “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations.”

Appointment of Proxy. By executing a Letter of Transmittal (or a manually signed facsimile thereof) or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). This power-of-attorney and proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such powers-of-attorney and proxies are irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers-of-attorney, proxies and consents granted by you with respect to such Shares (and such other Shares and securities) will, without further action, be revoked, and no subsequent powers-of-attorney, proxies or consents may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights with respect to such Shares (and such other Shares and securities) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of CIRCOR’s stockholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities) (including voting at any meeting of stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of CIRCOR’s stockholders.

Determination of Validity. All questions as to the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto), the form of documents and the validity, form,

eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, Crane or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. You may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date and, thereafter, you may withdraw such Shares at any time until such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer—Section 3—Procedure for Tendering Shares” at any time before the Expiration Date.

If we provide a Subsequent Offering Period (as described in more detail in “The Offer—Section 1—Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent Offering Period and no withdrawal rights will apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of Crane, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	U.S. Federal Income Tax Considerations.

This section is a general summary of the United States federal income tax considerations to holders whose Shares are tendered and accepted for payment pursuant to this Offer. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This summary does not address any tax consequences arising under state, local or foreign tax laws or U.S. federal estate or gift tax laws.

This discussion is limited to holders who hold Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances. This discussion also does not address all U.S. federal income tax considerations that may be relevant to holders that are subject to special tax rules, including expatriates and certain former citizens of the United States, holders whose functional currency is not the U.S. dollar, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, persons liable for the alternative minimum tax, persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment and holders who acquired their Shares through stock options or stock purchase plan programs or other compensatory arrangements.

For purposes of the Offer, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of the Offer, a “Non-U.S. Holder” is a beneficial owner of Shares (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

Holders are urged to consult their tax advisors to determine the tax consequences of participating in the Offer in light of their particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

U.S. Holders

Consequences of the Offer. The receipt of cash by U.S. Holders in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) exchanged. If you are an individual or other non-corporate U.S. Holder whose holding period in the Shares exceeds one year, any such capital gain will generally be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

Consequences of the Offer. Subject to the discussion below under “—Information Reporting and Backup Withholding,” a Non-U.S. Holder who receives cash in exchange for Shares pursuant to the Offer will generally not be subject to United States federal income tax or withholding on any gain recognized, unless:

•

the gain, if any, is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•

the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the exchange of Shares pursuant to the Offer, and certain other requirements are met.

Gain on the Shares that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. Holder) will be subject to U.S. federal income tax on a net basis at the graduated rates applicable to U.S. persons generally (and, with respect to corporate non-U.S. Holders, may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty). Gain described in the second bullet of the preceding paragraph will generally be subject to a flat 30% tax (unless reduced or eliminated by an applicable income tax treaty).

Information Reporting and Backup Withholding. Payments made to Non-U.S. Holders pursuant to the Offer may be subject to information reporting and backup withholding. To avoid backup withholding, each Non-U.S. Holder should provide the Depositary with a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on the NYSE under the symbol “CIR.” The following table sets forth, for each of the periods indicated, the high and low intraday prices per Share on the NYSE, and dividends paid per Share, as disclosed in CIRCOR’s SEC filings or, with respect to the 2019 prices, as reported in published financial sources:

	High	Low	Dividends Paid
Fiscal Year 2017:
First Quarter	$72.96	$55.00	$0.0375
Second Quarter	$68.76	$54.86	$0.0375
Third Quarter	$61.23	$46.97	$0.0375
Fourth Quarter	$56.37	$42.25	$0.0375
Fiscal Year 2018:
First Quarter	$54.89	$40.58	—
Second Quarter	$52.21	$35.16	—
Third Quarter	$48.70	$36.01	—
Fourth Quarter	$48.21	$19.73	—
Fiscal Year 2019:
First Quarter	$34.60	$20.67	—
Second Quarter (through June 14, 2019)	$45.99	$29.99	—

According to CIRCOR’s publicly available documents, on February 28, 2018, CIRCOR announced the suspension of its nominal dividend. During fiscal year 2017, CIRCOR had declared dividends of $0.0375 per

Share per quarter. If we acquire control of CIRCOR, we currently intend that no dividends will be declared on the Shares prior to acquisition by us of the entire equity interest in CIRCOR.

On May 20, 2019, the last trading day before the public announcement by Crane that it had made a proposal to acquire CIRCOR, the last sales price of the Shares reported on the NYSE was $30.66 per Share. On June 14, 2019, the last trading day before the commencement of the Offer, the last reported sale price of the Shares on the NYSE was $44.79 per Share. You are urged to obtain current market quotations for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Proposed Merger is consummated, stockholders who did not tender their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. If, however, the Offer is consummated and the Proposed Merger does not take place for any reason, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange and there may not be an active or liquid public trading market for the Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. In addition, if the Proposed Merger is effected pursuant to Section 251(h) of the DGCL or, if Crane and the Purchaser waive the Merger Agreement Condition and consummate the Offer and if as a result of the Offer, the Purchaser directly or indirectly owns at least ninety percent (90%) of the outstanding Shares, Crane could effect the Proposed Merger without prior notice to, or any action by, any other stockholder of CIRCOR pursuant to Section 253 of the DGCL.

Stock Exchange Listing. The Shares are listed on the NYSE. It is possible the Shares may no longer meet the standards for continued listing on the NYSE and may be delisted from the NYSE following consummation of the Offer. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on the NYSE, the market for the Shares could be adversely affected. According to the NYSE’s published guidelines, the Shares would not meet the criteria for continued listing on the NYSE if, among other things, (i) the number of total stockholders of CIRCOR should fall below 400, (ii) the number of total stockholders of CIRCOR should fall below 1,200 and the average monthly trading volume for the Shares is less than 100,000 for the most recent 12 months, (iii) the number of publicly held Shares (exclusive of holdings of officers and directors of CIRCOR and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000, or (iv) the aggregate market value of the publicly held Shares should be less than $50 million over a consecutive 30 trading-day period and, at the same time, stockholders’ equity should be less than $50 million. If the Shares are not delisted prior to the Proposed Merger, we intend to delist the Shares from the NYSE promptly following consummation of the Proposed Merger. According to the CIRCOR Q1 2019 Form 10-Q, as of May 2, 2019, there were 19,898,153 Shares issued and outstanding.

Registration Under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of CIRCOR to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by CIRCOR to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of CIRCOR and persons holding “restricted securities” of CIRCOR may be deprived of, or delayed in, the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. We intend to seek to cause CIRCOR to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning CIRCOR.

Except as otherwise expressly set forth in this Offer to Purchase, the information concerning CIRCOR contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Crane, the Purchaser, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by CIRCOR to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Crane, the Purchaser, the Information Agent or the Depositary. Crane, the Purchaser, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

According to CIRCOR’s Annual Report on Form 10-K for the year ended December 31, 2018, filed with the SEC on March 1, 2019 (the “CIRCOR 10-K”), CIRCOR was incorporated under the laws of Delaware on July 1, 1999, its principal executive offices are located at 30 Corporate Drive, Suite 200, Burlington, MA 01803, its telephone number is (781) 270-1200 and its website address is www.CIRCOR.com. According to the CIRCOR 10-K, CIRCOR designs, manufactures and markets differentiated technology products and sub-systems for markets including industrial, oil & gas, aerospace and defense, and commercial marine. CIRCOR has a diversified flow and motion control product portfolio with recognized, market-leading brands that fulfill its customers’ mission critical needs. CIRCOR has a global presence and operates 28 major manufacturing facilities that are located in North America, Western Europe, Morocco, and India. CIRCOR has the following reportable business segments: Industrial, Energy and Aerospace & Defense. CIRCOR sells its products through distributors, representatives, Engineering, Procurement and Construction companies, as well as directly to end-user customers and original equipment manufacturers. As of January 31, 2019, CIRCOR directly employed approximately 4,400 people.

Additional Information. CIRCOR is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. CIRCOR is required to disclose in such proxy statements certain information, as of particular dates, concerning CIRCOR’s directors and officers, their remuneration, stock options granted to them, the principal holders of CIRCOR’s securities and any material interest of such persons in transactions with CIRCOR. Such reports, proxy statements and other information may be read and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.

9.	Certain Information Concerning the Purchaser and Crane.

Purchaser. The Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and the commencement of the Offer. The Purchaser is a direct wholly owned subsidiary of Crane. The principal executive offices of the Purchaser are located at the same address as Crane’s principal executive offices listed below and its telephone number at that address is the same telephone number as Crane’s telephone number listed below.

Crane. Crane is a Delaware corporation with principal executive offices located at 100 First Stamford Place, Stamford, CT 06902. Its telephone number is (203) 363-7300 and its website address is www.craneco.com. Crane is a diversified manufacturer of highly engineered industrial products. It provides products and solutions to customers in the chemicals, oil & gas, power, automated payment solutions, banknote design and production and aerospace & defense markets, along with a wide range of general industrial and consumer related end markets. Crane has four business segments: Fluid Handling, Payment & Merchandising Technologies, Aerospace & Electronics and Engineered Materials. Crane Co. has approximately 12,000 employees in the Americas, Europe, the Middle East, Asia and Australia. Crane is traded on the New York Stock Exchange and is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth below under “Available Information.”

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of Crane and the members of the board of directors and the executive officers of the Purchaser are set forth in Schedule I to this Offer to Purchase.

None of Crane, the Purchaser or, to the knowledge of Crane or the Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

As of the date of this Offer to Purchase, Crane and its subsidiaries beneficially own 260,255 Shares, including 100 Shares that Crane and its subsidiaries own as the registered holder, representing approximately 1.3% of the outstanding Shares. As of the date of this Offer to Purchase, Robert S. Evans, the chairman of the Crane board of directors, owns 3,000 Shares through the Robert S. Evans Revocable Trust. On May 16, 2019, Crane and Gabelli Small Cap Growth Fund entered into a Stock Purchase Agreement, pursuant to which Gabelli Small Cap Growth Fund agreed to sell to Crane 180,000 Shares for $35.00 per share. Crane acquired such Shares on May 20, 2019. During the past 60 days, Crane also purchased the following Shares in open market transactions:

Date of Purchase	Number of Shares	Price per Share
May 10, 2019	7,500	$31.4616
May 13, 2019	9,000	$30.5417
May 14, 2019	15,000	$31.1192
May 15, 2019	15,000	$31.8151
May 16, 2019	18,685	$32.1244
May 17, 2019	15,000	$31.6175
May 20, 2019	70	$30.7800

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Crane, the Purchaser and, to Crane’s and the Purchaser’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Crane, the Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of CIRCOR; (ii) none of Crane, the Purchaser and, to Crane’s and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) during the two years before the date of this Offer to Purchase, there have been no transactions between Crane, the Purchaser, their subsidiaries or, to Crane’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and CIRCOR or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (iv) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Crane, the Purchaser, their subsidiaries or, to Crane’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and CIRCOR or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC. Additionally, requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies and copies will be furnished promptly at the Purchaser’s expense.

10.	Source and Amount of Funds.

We will need approximately $1.7 billion to purchase all outstanding Shares pursuant to the Offer, to refinance certain indebtedness in connection with the transaction and to pay related fees and expenses. As of March 31, 2019, Crane had cash and cash equivalents in the amount of approximately $256.8 million and undrawn commitments under its existing revolving credit facility of up to approximately $550 million. In addition, Crane has entered into a commitment letter with Wells Fargo Securities and Wells Fargo Bank pursuant to which Wells Fargo Bank has committed to provide the Acquisition Facility to Crane in an aggregate amount of up to $1.50 billion. Wells Fargo Bank has committed to provide the full amount of the loans under the Acquisition Facility, and Wells Fargo Securities has indicated its intention to form a syndicate of banks that would become lenders thereunder. Crane expects to contribute or otherwise advance funds to enable the Purchaser to consummate the Offer. Crane and the Purchaser expect, based upon the combination of internally available cash and borrowings under the Acquisition Facility, to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer.

Borrowings under the Acquisition Facility will be unsecured, will be available in a single drawing on the Funding Date (as defined below) and will mature on the date that is 364-days after the date on which the Acquisition Facility is funded and the Acquisition (as defined below) is consummated (the “Funding Date”). The Acquisition Facility will be available in a single drawing on the Funding Date; provided that the commitments under the Acquisition Facility will terminate on the earliest to occur of (i) the termination of Crane’s obligations under the Offer unless a definitive merger agreement or similar agreement with respect to the acquisition of the Shares by Crane (the “Acquisition”) reasonably satisfactory to Wells Fargo Securities (the “Approved Merger Agreement”) shall have been entered into prior to such date, (ii) after execution of the Approved Merger Agreement and prior to the consummation of the Acquisition, the termination of the Approved Merger Agreement by Crane or the expiration of the Approved Merger Agreement, in either case, in accordance with its terms in the event that the Acquisition is not consummated, (iii) the consummation of the Acquisition with or without the funding of the Acquisition Facility, (iv) after execution of the Approved Merger Agreement and prior to the consummation of the Acquisition, the “Outside Date” (or its equivalent) under the Approved Merger Agreement (as such date may be extended pursuant to the Approved Merger Agreement, but without giving effect to any amendment to the Approved Merger Agreement to extend such date made without the consent of the commitment parties), (v) December 17, 2019, and (vi) any public announcement by Crane or any of Crane’s affiliates that Crane does not intend to proceed with the Acquisition or the financings therefor.

The Acquisition Facility will bear interest at a rate per annum equal to, at the option of Crane, (i) the highest of (a) Wells Fargo Bank’s prime rate, (b) the rate equal to the federal funds effective rate plus 0.5% and (c) a rate based on certain rates offered for U.S. dollar deposits in the Eurocurrency interbank market (the “Eurocurrency Rate”) plus 1.0%, or (ii) the Eurocurrency Rate, in each case plus a margin which fluctuates based upon the relevant public debt credit ratings assigned to Crane by S&P and Moody’s from time to time (the “Ratings Grid”). For the period beginning on the later of (i) the Trigger Date (as defined below) and (ii) the date of execution of the definitive documentation for the Acquisition Facility, and ending on the Funding Date, each bank will be entitled to a commitment fee payable quarterly in arrears, based upon the average daily undrawn amount of its commitments under the Acquisition Facility, which fee fluctuates based upon the Ratings Grid. For purposes of this paragraph, “Trigger Date” means the earlier of (i) the date Crane acquires, pursuant to the Offer or otherwise, at least ninety percent (90%) of the outstanding Shares and (ii) the date of the Approved Merger Agreement.

It is anticipated that the Acquisition Facility will contain representations and warranties customary for credit facilities of this nature, including as to the accuracy of financial statements; absence of a material adverse change; litigation; no conflict with organizational documents or material contractual obligations; environmental matters; taxes; and accuracy of disclosure.

It is also anticipated that the Acquisition Facility will contain certain covenants, including limitations on liens; mergers, consolidations and sales of all or substantially all assets; and limitations on indebtedness of Crane’s subsidiaries. In addition, the Acquisition Facility will limit Crane’s leverage ratio (to be defined in a manner consistent with Crane’s existing revolving credit facility) to 0.65 to 1.00 from the date the parties enter into the definitive documentation for the Acquisition Facility and the Funding Date.

The commitment of Wells Fargo Bank is, and it is anticipated that the obligations of Wells Fargo Bank and other banks in the syndicate of lenders to make the loans under the Acquisition Facility will be, conditioned upon, among other things, satisfactory negotiation, execution and delivery of the definitive documentation for the Acquisition Facility; the Offer to Purchase and related Offer documents and, if applicable, the Approved Merger Agreement and related documents being reasonably satisfactory to Wells Fargo Securities; consummation of the Acquisition or the Offer, as applicable, such that, substantially simultaneously with the borrowing of the Acquisition Facility, CIRCOR shall have become a wholly owned subsidiary of Crane; absence of material adverse change of CIRCOR; absence of payment or bankruptcy or defaults under the Acquisition Facility; accuracy of certain limited representations and warranties; the repayment of certain indebtedness of CIRCOR; and delivery of certain financial statements and customary closing documents and “Know Your Customer” information.

It is anticipated that the borrowings under the Acquisition Facility will be refinanced or repaid from funds generated internally by Crane (including, after consummation of any merger or other business combination that may be proposed with respect to CIRCOR, existing cash balances of and funds generated by CIRCOR) or other sources, which may include the proceeds of the sale of securities. No decision has been made concerning this matter, and decisions will be made based on Crane’s review from time to time of the advisability of selling particular securities as well as on interest rates and other economic conditions.

A copy of Wells Fargo Securities’ and Wells Fargo Bank’s commitment letter is filed with the SEC as an exhibit to the Tender Offer Statement on Schedule TO filed by Crane and the Purchaser pursuant to Rule 14d-3 under the Exchange Act on June 17, 2019. Reference is made to such exhibit for a more complete description of the proposed terms and conditions of the Acquisition Facility, and the foregoing summary of such terms and conditions is qualified in its entirety by such exhibit.

Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

11.	Background of the Offer; Other Transactions with CIRCOR.

Background of the Offer. As part of their ongoing evaluation of Crane’s business and strategic alternatives, Crane’s board of directors and senior management frequently evaluate Crane’s portfolio and prospects for acquisitions. In the course of Crane’s ongoing evaluation, and in connection with certain events described below, Crane’s management team considered and reviewed a possible acquisition of CIRCOR with the Crane board of directors.

On April 30, 2019, Max H. Mitchell, President and Chief Executive Officer of Crane, contacted Scott A. Buckhout, President and Chief Executive Officer of CIRCOR, to discuss Crane’s interest in acquiring CIRCOR. After that telephone conversation, Mr. Mitchell delivered the following letter addressed to the CIRCOR Board:

April 30, 2019

Board of Directors

CIRCOR International, Inc.

30 Corporate Drive, Suite 200

Burlington, MA 01803

Attn: Mr. Scott A. Buckhout, President and Chief Executive Officer

Dear Scott:

Thank you for speaking with me today. I write to confirm Crane Co.’s (“Crane”) interest in acquiring CIRCOR International, Inc. (“CIRCOR”) in an all-cash transaction. We believe that our proposal provides an outstanding opportunity for your stockholders to realize a significant premium to the current trading price of CIRCOR shares and to enjoy immediate liquidity, while eliminating the business execution risks associated with CIRCOR’s stand-alone strategic plan. The combined company will have a larger platform and greater growth potential, providing CIRCOR’s customers with improved product and service offerings and creating enhanced advancement opportunities for CIRCOR’s employees.

Price: Crane proposes to acquire all of the issued and outstanding shares of CIRCOR for $45.00 per share in cash. Our proposal represents:

•	A premium of 33% over the closing share price on April 30, 2019

•	A premium of 52% over the previous 90 trading day volume weighted average share price

•	A last twelve months EBITDA multiple of 13.5x as of March 31, 2019

Financing: We expect to have full financing commitments at the time we enter into a definitive agreement. Our definitive agreement will not include a financing contingency.

Due diligence: We have reviewed CIRCOR’s publicly available information, and have a focused list of additional due diligence questions. In order to submit a final proposal, we will need to complete normal course due diligence. We are prepared to dedicate all necessary resources to complete due diligence expeditiously.

Approvals: This proposal has the full support of the Crane Board of Directors. We would negotiate the definitive merger agreement in parallel with our due diligence, with the aim of approving and executing it shortly after completing our due diligence. We do not anticipate any significant regulatory hurdles to closing the transaction promptly after signing a merger agreement. In addition to completion of our confirmatory due diligence review, our proposal is subject to customary conditions, including, among others, negotiation and execution of a mutually satisfactory merger agreement, and approval by the Crane Board of Directors.

Next Steps: Because of the compelling value to CIRCOR stockholders represented by our proposal, we hope you will provide us with access to the non-public information necessary to confirm our proposal. To that end, our leadership team, together with our advisors, will make ourselves available to meet with you to discuss all aspects of our proposal and answer any questions you may have at your earliest convenience.

Confidentiality and Timing: We prefer to conduct our negotiations with you privately and quickly. Therefore, we look forward to your response to our proposal by May 13, 2019. This letter is being submitted to you on the understanding that the existence of this letter and its contents will be kept confidential and will not be disclosed to anyone other than CIRCOR’s Board of Directors, senior officers, and financial and legal advisors.

This letter and our proposal constitute only a preliminary non-binding indication of interest to acquire the outstanding shares of CIRCOR. This letter does not create or constitute any legally binding obligation or commitment by us regarding the proposed transaction, and there will be no legally binding agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed by Crane and CIRCOR.

Please feel free to contact me directly as needed.

I hope that you and the CIRCOR Board of Directors will recognize the outstanding opportunity for your stockholders represented by our proposal. We look forward to working together with you to complete the transaction on mutually agreeable terms.

Sincerely yours,

/s/ Max H. Mitchell

Max H. Mitchell

President and Chief Executive Officer

On May 13, 2019, Mr. Buckhout sent the following letter to Mr. Mitchell:

CONFIDENTIAL

May 13, 2019

Crane Co.

100 First Stamford Place

Stamford, CT 06902-6784

Attention:	Max H. Mitchell

President and Chief Executive Officer

Dear Max,

The CIRCOR Board of Directors, with the assistance of independent financial and legal advisors, met at our regularly scheduled board meeting last week. During that meeting we considered your unsolicited, non-binding proposal, dated April 30, 2019, to acquire CIRCOR’s outstanding equity.

After careful consideration, the Board unanimously determined not to pursue your proposal.

Sincerely,

/s/ Scott A. Buckhout

Scott A. Buckhout

President and Chief Executive Officer

CIRCOR International, Inc.

On May 14, 2019, Mr. Robert S. Evans, the Chairman of Crane’s Board of Directors, had a meeting with Mr. Mario J. Gabelli, the Chairman and Chief Executive Officer of GAMCO Investors, Inc. (“GAMCO”) who, together with its affiliated funds, is CIRCOR’s largest stockholder. The purpose of the meeting was to inform Mr. Gabelli about Crane’s interest in acquiring CIRCOR. Prior to the meeting, GAMCO entered into a non-disclosure agreement with Crane.

At the meeting, Mr. Gabelli stated that he was not opposed to a value-enhancing transaction involving CIRCOR, but did not state whether he would support a sale to Crane. While Mr. Evans informed Mr. Gabelli about Crane’s interest in acquiring CIRCOR generally, he did not disclose the price set forth in Crane’s proposal to CIRCOR, which was included in the April 30, 2019 letter from Mr. Mitchell to the CIRCOR Board. Mr. Gabelli indicated that if Crane decided to publicly disclose its proposal to acquire CIRCOR, he likely would express his view that CIRCOR should be open to considering a value-enhancing transaction, but did not indicate support for Crane’s offer specifically. Mr. Evans and Mr. Gabelli also discussed the possibility of Crane purchasing approximately 180,000 shares of CIRCOR stock from Mr. Gabelli. Such a purchase would represent less than 1% of CIRCOR’s stock.

On May 16, 2019, Crane and Gabelli Small Cap Growth Fund, an affiliated fund of GAMCO, entered into a Stock Purchase Agreement, pursuant to which Gabelli Small Cap Growth Fund agreed to sell to Crane 180,000 shares of CIRCOR common stock for $35.00 per share. The Stock Purchase Agreement did not in any way obligate Mr. Gabelli or his affiliated companies to support the sale of CIRCOR to Crane.

On May 21, 2019, Mr. Mitchell sent the following letter to the CIRCOR Board and made its contents public in an SEC filing:

May 21, 2019

Board of Directors

CIRCOR International, Inc.

30 Corporate Drive, Suite 200

Burlington, MA 01803

Attn: Mr. Scott A. Buckhout, President and Chief Executive Officer

Dear Members of the Board of Directors:

We are extremely disappointed by the CIRCOR International, Inc. (“CIRCOR”) Board of Director’s rejection of our proposal to acquire CIRCOR as communicated in our letter to the Board dated April 30, 2019. CIRCOR’s refusal to engage with us continues a pattern of rejections of private acquisition proposals we have made in the past. Our all-cash proposal provides an attractive premium to CIRCOR shareholders, and eliminates the uncertainty associated with CIRCOR’s ability to execute its standalone business plan. In light of the Board’s intransigence, we will be making our proposal public so that CIRCOR shareholders can evaluate the merits of our proposal and make their views known to the CIRCOR Board.

We urge the CIRCOR Board to engage with us on a transaction that is clearly in the best interests of your shareholders, consistent with the Board’s fiduciary duties. We stand ready to complete confirmatory due diligence expeditiously and are confident this transaction can be completed quickly.

Sincerely,

/s/ Max H. Mitchell

Max H. Mitchell

President and Chief Executive Officer

On May 21, 2019, Crane also issued the following press release:

Crane Co. Announces All-Cash Proposal to Acquire CIRCOR at a Significant Premium

•	All-cash proposal represents a 47% premium over the market close yesterday, and 37% and 51% premiums over the three- and six-month volume weighted average share prices, respectively

•	Provides a superior alternative to CIRCOR’s prospects as a standalone company

•	Provides certainty of value for CIRCOR shareholders

May 21, 2019, Stamford, Conn.—Crane Co. (NYSE: CR), a diversified manufacturer of highly engineered industrial products, today announced that it has submitted a proposal to the Board of Directors of CIRCOR

International, Inc. (NYSE: CIR) or “CIRCOR,” to acquire CIRCOR for $45 per share in cash. The proposal represents a 47% premium over yesterday’s closing price and a 37% and 51% premium over a three- and six-month volume weighted average share price, respectively. This reflects an enterprise value of approximately $1.7 billion at a multiple of approximately 13.5x the last 12-month adjusted EBITDA.

Crane Co. proposed the all-cash transaction to CIRCOR’s President and CEO Scott Buckhout on April 30, 2019, the terms of which were confirmed by a letter to the CIRCOR Board of Directors. On May 13, the CIRCOR Board summarily rejected Crane Co.’s proposal with no offer of discussions or due diligence.

“While we had hoped to complete a transaction privately, the Board’s rejection of our proposal without comment or discussion led to our decision to make our proposal known to CIRCOR shareholders so they can express their views directly to the CIRCOR Board,” said Max Mitchell, Crane Co. President and Chief Executive Officer. “Our proposal provides CIRCOR shareholders with attractive value and certainty compared to the continued uncertainty surrounding CIRCOR’s plans to improve operating performance. Based on CIRCOR’s history of underperformance and inability to meet its own financial targets, we believe CIRCOR’s standalone plan is unlikely to generate value comparable to what we are proposing.”

Mr. Mitchell continued, “We believe that this business, which has great brands and products, has been meaningfully undermanaged for years. This has resulted in a persistent decline in CIRCOR’s share price, making it the worst performer of the peers in the S&P Midcap Capital Goods Index since the end of 2013. Based upon the strength of our disciplined operating approach, Crane Co. is well positioned to integrate CIRCOR’s businesses into our focused portfolio, realize operational synergies, and deliver long-term value to Crane shareholders. Combining CIRCOR’s Fluid Handling, Aerospace and Defense assets with Crane’s portfolio of leading brands would create a stronger competitor with additional scale and growth potential.”

Crane Co. is highly confident that the proposed transaction could occur expeditiously:

•	Transaction will not be subject to a financing contingency.

•	Significant resources available to complete confirmatory due diligence.

•	Crane and CIRCOR are complementary businesses with no expected regulatory delays.

Advisors

Crane Co. has retained Wells Fargo Securities as its financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as its legal advisor.

Investor Conference Call

Crane Co. will host a conference call with the financial community at 8:30 a.m. EDT today. To participate on the conference call, please dial (877) 407-6184. The live webcast of the investor call, as well as related presentation materials, will be available through the Investor Relations section of the company’s website (www.craneco.com/investors).

Later in the day, on May 21, 2019, CIRCOR issued the following press release:

CIRCOR Confirms Receipt and Reiterates Rejection of Unsolicited Proposal from Crane

BURLINGTON, Mass., May 21, 2019—CIRCOR International, Inc. (NYSE: CIR) (“CIRCOR”) today confirmed that it has previously received and rejected an unsolicited, non-binding proposal from Crane Co. (NYSE: CR) (“Crane”) to acquire all the outstanding shares of CIRCOR common stock for $45 per share in cash.

Crane’s proposal, which was publicized today, was received by CIRCOR on April 30, 2019. Consistent with its fiduciary duties and in consultation with its independent legal and financial advisors, CIRCOR’s board of directors carefully reviewed that proposal. Following that review, the board of directors unanimously rejected Crane’s proposal and determined that the proposal was highly opportunistic, substantially undervalued CIRCOR and its future prospects, and did not constitute a basis for engaging in further dialogue with Crane at this time.

CIRCOR has a proven track record of executing on its strategic priorities to invest in growth and expand margins and has taken and continues to take action to improve cash flow and strengthen the company’s balance sheet. CIRCOR has:

•

Successfully deployed capital toward transformative and accretive acquisitions that have repositioned the company in growing markets and have met or exceeded ROIC targets. CIRCOR is on track to achieve its committed cost synergies of $23 million at the end of year three of the Fluid Handling acquisition, one year earlier than originally planned;

•	Driven solid execution in Industrial business with significant margin expansion for the full year 2018;

•	Transformed the Aerospace & Defense business, driving substantial operational and financial performance improvement;

•	Reshaped its oil and gas portfolio in response to sustained macro headwinds and deployed capital to diversify into higher margin industrial businesses;

•

Prudently managed its product portfolio through regular strategic reviews, resulting in a number of divestitures of non-core businesses. CIRCOR continues to evaluate the sale of additional non-core assets to simplify the company, strengthen the portfolio and reduce debt; and

•	Strengthened its balance sheet, having reduced its debt by $96 million since June 30, 2018.

J.P. Morgan Securities LLC is acting as financial advisor, and Ropes & Gray LLP is acting as legal counsel to CIRCOR.

On May 23, 2019, GAMCO and its affiliated persons filed an amended Schedule 13D, stating:

On May 21, 2019, [CIRCOR] announced that it had previously received and rejected an unsolicited, non-binding proposal from an interested party to acquire all the outstanding shares of [CIRCOR]. The proposal was received by [CIRCOR] on April 30, 2019, and rejected by [CIRCOR]’s Board of Directors, reportedly, on May 13, 2019. [CIRCOR] disclosed this proposal to its stockholders after the offer was first publicized by the interested party. GAMCO’s proxy voting committee believes, in this case, [CIRCOR]’s transparency was not in line with best corporate governance practices. Therefore GAMCO’s proxy voting committee has determined that it will solicit candidates for possible nomination to [CIRCOR]’s Board of Directors as well as evaluate other alternatives to improve corporate governance.

On May 28, 2019, Mr. Mitchell sent an email to Mr. Buckhout requesting a call to discuss Crane’s proposal to acquire CIRCOR. Mr. Buckhout responded later that day, rejecting Mr. Mitchell’s request unless “there’s something new or different for us to discuss.” Mr. Mitchell replied by email to Mr. Buckhout’s rejection for a call, stating that the purpose of the discussion would be to engage in learning more so that Crane could consider if a change to Crane’s proposal to acquire CIRCOR is warranted. Mr. Mitchell also reiterated that Crane is ready to engage in further discussions with respect to its acquisition proposal.

On May 31, 2019, Mr. Buckhout sent the following email response to Mr. Mitchell:

“Now is not the time for us to speak. Perhaps we can revisit having a discussion at some point down the line.”

On June 4, 2019, Mr. Mitchell sent a letter to the CIRCOR Board reaffirming Crane’s desire to enter into discussions and indicating that Crane would consider adjusting the price in its proposal if CIRCOR management engages with Crane and provides sufficient justification. Also on June 4, 2019, Crane issued the following press release announcing the delivery of such letter and including the full text of such letter:

Crane Co. Reiterates Proposal to Deliver Significant Value to CIRCOR Shareholders

•	Crane Co. remains firmly committed to pursuing its proposal to acquire CIRCOR

•	CIRCOR shareholders have expressed strong support for engagement and frustration with status quo following Crane’s May 21, 2019 Investor Call

•	Proposal presents a compelling opportunity for CIRCOR shareholders to realize immediate and certain value

•	Willing to adjust proposal if CIRCOR Board engages and provides justification

Stamford, Conn.—June 4, 2019—Crane Co. (NYSE: CR), a diversified manufacturer of highly engineered industrial products, today sent a letter to the Board of Directors of CIRCOR International, Inc. (NYSE: CIR) in which Crane Co. reaffirmed its desire to enter into meaningful discussions regarding a transaction that would provide a significant premium for CIRCOR shareholders. This letter follows the CIRCOR Board of Directors’ rejection of Crane Co.’s initial $45 per share all-cash proposal without comment or discussion.

The full text of the letter can be found below:

June 4, 2019

Dear Members of the CIRCOR Board of Directors:

I write to reiterate Crane Co.’s strong interest in acquiring CIRCOR International, Inc. in an all-cash transaction. We continue to believe that our proposal to acquire CIRCOR represents a compelling opportunity for CIRCOR shareholders, providing a significant premium and certainty of value. Market reaction and feedback from CIRCOR shareholders indicate strong support for engagement and frustration with the status quo.

We continue to believe our proposal of $45 per share is full and fair based on public information available to us. We are willing, however, to consider adjusting the price in our proposal if CIRCOR management engages with us and provides sufficient justification.

When the Board of Directors rejected our proposal, it did so without any comment or invitation for a discussion. CIRCOR’s subsequent press release, which was issued in response to Crane’s public disclosure of its proposal, provided no significant rationale for its rejection. The absence of a substantive response from the Board of Directors was a disservice to CIRCOR shareholders.

We are fully committed to pursuing our proposal. Given the strength of CIRCOR shareholder support, absent engagement, we will assess additional actions available to us in furtherance of the proposed transaction.

This is a compelling opportunity to provide your shareholders with certainty of value at a significant premium, and to offer your employees and customers the ability to thrive under Crane Co.’s stewardship. We urge the Board of Directors to honor their fiduciary duties and promptly engage in meaningful, good-faith discussions with us.

Sincerely yours,

/s/ Max H. Mitchell

Max H. Mitchell

President and Chief Executive Officer

On June 6, 2019, pursuant to Section 220(b) of the DGCL, Crane sent a letter to CIRCOR, demanding the right to inspect, among other items, CIRCOR’s stock ledger and most recent list of stockholders and to make and/or receive copies and extracts therefrom, along with any modifications, additions or deletions thereto that become available or known to CIRCOR or its agents or representatives. The purpose of this demand was to obtain names and addresses of CIRCOR stockholders to enable Crane to communicate with its fellow CIRCOR stockholders on matters relating to their mutual interests as stockholders, including matters relating to the proposal by Crane to acquire CIRCOR through a negotiated transaction.

Because Mr. Buckhout and the CIRCOR Board have continued to refuse to engage in any discussions with Crane, on June 17, 2019, Crane and the Purchaser commenced the Offer.

Other Transactions with CIRCOR. Except as described elsewhere herein, neither Crane nor any of its subsidiaries is currently engaged or has engaged, in the past two (2) years, in any transactions with CIRCOR or any of its subsidiaries, other than commercial purchase and supply transactions in the ordinary course of business.

12.	Purpose of the Offer and the Proposed Merger; Plans for CIRCOR; Statutory Requirements; Approval of the Proposed Merger.

Purpose of the Offer and the Proposed Merger; Plans for CIRCOR. The purpose of the Offer is for Crane, through the Purchaser, to acquire control of, and the entire equity interest in, CIRCOR. The Offer, as the first step in the acquisition of CIRCOR, is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Proposed Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. If the Minimum Tender Condition, the Merger Agreement Condition and the other conditions of the Offer are satisfied and the Offer is consummated, the Proposed Merger may be effected as soon as practicable following consummation of the Offer pursuant to Section 251(h) of the DGCL without the affirmative vote of the CIRCOR stockholders, subject to satisfaction of the other conditions to Section 251(h) of the DGCL. Under the DGCL, if the Proposed Merger cannot be effected pursuant to Section 251(h) and we acquire, pursuant to the Offer or otherwise, at least ninety percent (90%) of the outstanding Shares, we would be able to consummate the Proposed Merger as a “short form” second step merger pursuant to Section 253 of the DGCL without a vote of the CIRCOR Board or its stockholders. If we waive the Merger Agreement Condition, consummate the Offer and do not acquire at least ninety percent (90%) of the outstanding Shares, under the DGCL we may have to seek approval of the Proposed Merger by CIRCOR’s stockholders. Approval of a merger pursuant to the DGCL requires the affirmative vote of holders of a majority of the outstanding Shares. In addition, if the Section 203 Condition is not satisfied but we elect to consummate the Offer, Section 203 could significantly delay our ability to consummate the Proposed Merger. See “—Statutory Requirements; Approval of the Proposed Merger” below.

If we acquire Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to our equity ownership in CIRCOR, we may, subsequent to consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be different from the price paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

If the Shares are not delisted prior to the Proposed Merger, we intend to cause the delisting of the Shares by the NYSE promptly following consummation of the Proposed Merger. We intend to seek to cause CIRCOR to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for deregistration are met. See “The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations.”

In connection with the Offer, Crane and the Purchaser have reviewed, and will continue to review, on the basis of publicly available information, various possible business strategies that they might consider in the event that the Purchaser acquires control of CIRCOR. In addition, if and to the extent that the Purchaser acquires control of CIRCOR or otherwise obtains access to the books and records of CIRCOR, Crane and the Purchaser intend to conduct a detailed review, subject to applicable law, of CIRCOR and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable to achieve anticipated synergies in the combined company, in light of the circumstances which then exist. Such strategies could include, among other things, changes in CIRCOR’s business, facility locations, corporate structure, product development, marketing strategies, capitalization or management or the divestiture of certain assets.

If we acquire control of CIRCOR, we currently intend that, prior to our acquisition of all of the outstanding Shares of CIRCOR or consummation of the Proposed Merger, no dividends will be declared on the Shares.

Crane and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of CIRCOR by Crane and are prepared to begin such negotiations immediately.

Subject to applicable law, Crane and the Purchaser reserve the right to amend the Offer in any respect (including amending the number of shares, the offer price and the consideration to be offered in a merger, including the Proposed Merger). In addition, in the event that Crane enters into a merger agreement with CIRCOR and such merger agreement does not provide for a tender offer, Crane and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Crane, the Purchaser and CIRCOR and specified in such merger agreement.

Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving CIRCOR or any of its subsidiaries (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets), any change in the CIRCOR Board or management, any material change in CIRCOR’s indebtedness, capitalization or dividend rate or policy or any other material change in CIRCOR’s corporate structure or business.

Statutory Requirements; Approval of the Proposed Merger. Section 251(h) of the DGCL provides that, following the consummation of a tender offer, approval by the stockholders of the target corporation will not be required to authorize the subsequent merger if certain requirements are met, including that: (i) the merger agreement expressly permits or requires the merger to be effected pursuant to Section 251(h) and provides that such merger be effected as soon as practicable following the consummation of the tender offer; (ii) the purchaser must tender for all outstanding shares on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger, provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer may exclude any excluded stock; (iii) immediately following the consummation of the tender offer, the purchaser must own the requisite number of shares of the target corporation to adopt the merger agreement if a meeting of stockholders had to be called; (iv) the purchaser must merge with or into the target corporation pursuant to the merger agreement; and (v) the outstanding shares of stock of the target corporation that are not purchased in the tender offer must be converted in the merger into, or into the right to receive, the same amount and kind of consideration that was paid for shares of stock of the target corporation in the tender offer. The Merger Agreement Condition requires that any definitive merger agreement executed in respect of the Proposed Merger expressly state that the Proposed Merger is governed by Section 251(h) and provide that the Proposed Merger will be effected as soon as practicable following the consummation of the tender offer. Prior to consummating the Offer, Crane and the Purchaser will determine whether the Proposed Merger remains eligible to be effected pursuant to Section 251(h). If Crane and the Purchaser determine that the Proposed Merger can be effected pursuant to Section 251(h), after the consummation of the Offer, the Purchaser intends to effect the Proposed Merger without prior notice to, or any action by, any stockholder of CIRCOR.

If Crane and the Purchaser determine that the conditions to effect the Proposed Merger pursuant to Section 251(h) are not satisfied, and we acquire, pursuant to the Offer or otherwise, at least ninety percent (90%) of the outstanding Shares, in order to consummate the Proposed Merger, the Purchaser intends to seek to effect a short-form merger pursuant to Section 253 of the DGCL as discussed in the following paragraph.

Section 253 of the DGCL provides that if a parent company owns at least ninety percent (90%) of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, the Purchaser directly or indirectly owns at least ninety percent (90%) of the outstanding Shares, Crane could effect the Proposed Merger without prior notice to, or any action by, any other stockholder of CIRCOR if permitted to do so under the DGCL. Even if we do not own ninety percent (90%) of the outstanding Shares following consummation of the Offer, we could seek to purchase additional Shares in the open market, in order to reach the ninety percent (90%) threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired may be greater or less than that paid in the Offer.

If the Section 203 Condition is not satisfied but we elect, in our sole discretion, to consummate the Offer, Section 203 could significantly delay our ability to acquire the entire equity interest in CIRCOR. In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning fifteen percent (15%) or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” with a Delaware corporation, which would include the Proposed Merger, for a period of three years following the time at which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66 2⁄3%) of the outstanding voting stock not owned by the interested stockholder.

We reserve the right to waive the Section 203 Condition, although there can be no assurance that we will do so, and we have not determined whether we would be willing to do so under any circumstances. If we waive such condition and purchase Shares pursuant to the Offer or otherwise and Section 203 is applicable, we may nevertheless seek to consummate a merger or other business combination with CIRCOR. On the other hand, if we waive the Section 203 Condition and purchase Shares pursuant to the Offer or otherwise and are prevented by Section 203 from consummating a merger or other business combination with CIRCOR for any period of time, we may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by CIRCOR. We currently have no intention of waiving the Section 203 Condition if we do not acquire at least ninety percent (90%) of the outstanding Shares. We have not determined whether we would take any of the other actions described above under such circumstances.

The exact timing and details of any merger or other similar business combination involving CIRCOR will necessarily depend upon a variety of factors, including if and when CIRCOR enters into a definitive merger agreement with us and the number of Shares we acquire pursuant to the Offer, and if and when any necessary approvals or waiting periods under the laws of the U.S. or any foreign jurisdiction applicable to the purchase of Shares pursuant to the Offer or the Proposed Merger expire or are terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger on antitrust grounds, as described herein. Although we currently intend to complete the Proposed Merger, it is possible that, as a result of substantial delays in our ability to effect such a transaction, actions CIRCOR may take in response to the Offer, information we obtain hereafter, changes in general economic or market conditions or in the business of CIRCOR or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned, or may be proposed on different terms. We reserve the right not to complete a merger or other similar business combination with CIRCOR or to propose such a transaction on terms other than those described above. Specifically, we reserve the right (i) to propose consideration in a merger or other similar business combination consisting of securities or a combination of cash and securities and (ii) to propose consideration in such a transaction having a value that is greater than or less than the amount referred to above.

The foregoing discussion is not a complete statement of the DGCL and is qualified in its entirety by reference to the DGCL.

13.	Dividends and Distributions.

If, on or after the date of this Offer to Purchase, CIRCOR (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues, distributes to stockholders or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (iv) discloses that it has taken such action, then, without prejudice to our rights under “The Offer—Section 14—Conditions of the Offer,” we may make such adjustments in the offer price and other terms of the Offer and the Proposed Merger as we deem appropriate to reflect such split, distribution, combination or other change, including the number or type of securities offered to be purchased.

If, on or after the date of this Offer to Purchase, CIRCOR declares or pays any cash dividend on the Shares or other distribution on the Shares, including without limitation any distribution of shares of any class or any other securities or warrants or rights, or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on CIRCOR’s stock transfer records, then, subject to the provisions of “The Offer—Section 14—Conditions of the Offer,” (i) the offer price may be reduced by the amount of any such cash dividends or cash distributions and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by us in our sole discretion.

In the event that we make any change in the offer price or other terms of the Offer, including the number or type of securities offered to be purchased, we will inform CIRCOR’s stockholders of this development and extend the expiration date of the Offer, in each case to the extent required by applicable law.

14.	Conditions of the Offer.

Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if, before the Expiration Date, the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition, the Antitrust Condition, or the Impairment Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

(i)    there is threatened, instituted or pending any litigation, claim, action, proceeding or investigation, before any domestic, state, federal, foreign or supranational government, governmental, regulatory or administrative authority or agency, instrumentality or commission or any court, tribunal or judicial or arbitral body (each a “Governmental Entity”) or any other person (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving CIRCOR, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain, prohibit or limit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or those of CIRCOR or any of our or CIRCOR’s respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or those of CIRCOR or any of our or CIRCOR’s respective subsidiaries or affiliates or seeking to impose any limitation on our or any of our subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to CIRCOR’s stockholders, (e) seeking to require divestiture or sale by us or any of our subsidiaries or affiliates of any Shares, (f) seeking relief that if granted will result in a material diminution in the benefits expected to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving CIRCOR or (g) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of CIRCOR or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates;

(ii)    any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to Crane, the Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving CIRCOR, by any Governmental Entity (other than the application of the waiting period provisions of any antitrust laws to the Offer or to any such merger or other business combination), that, in our reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of paragraph (i) above;

(iii)    any event, condition, development, circumstance, change or effect shall have occurred or be threatened that, individually or in the aggregate with any other events, conditions, developments, circumstances, changes and effects occurring on or after the date of the announcement of the Offer, that in our reasonable judgment, is or may be materially adverse to the business, properties, condition (financial or otherwise), assets, liabilities, capitalization, operations or results of operations of CIRCOR or any of its subsidiaries or affiliates or the Purchaser shall have become aware of any facts that, in its reasonable judgment, individually or in the aggregate, have or may have a material adverse significance with respect to either the value of CIRCOR or any of its subsidiaries or affiliates or the value of the Shares to the Purchaser or any of its subsidiaries or affiliates, or we become aware that any material contractual right or obligation of CIRCOR or any of its subsidiaries that, in our reasonable judgment, could result in a material decrease in the value of the Shares to us purchased in the Offer;

(iv)    there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on June 14, 2019, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of CIRCOR and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on or outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

(v)    (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including CIRCOR or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of CIRCOR (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of CIRCOR (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this Offer to Purchase, (b) any such person or group which, prior to the date of this Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of CIRCOR, through the acquisition of stock, the formation of a group or otherwise, constituting one percent (1%) or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of CIRCOR constituting one percent (1%) or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving CIRCOR or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire CIRCOR or any assets or securities of CIRCOR;

(vi)    CIRCOR or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the publicly disclosed terms in effect prior to commencement of the Offer of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of CIRCOR, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of CIRCOR, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of CIRCOR or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of CIRCOR or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving CIRCOR (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of CIRCOR or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, (1) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that CIRCOR or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed or (m) adopted any plan or arrangement of the sort commonly referred to as a “stockholder rights plan,” “shareholder rights plan” or “poison pill” or any other similar plan, instrument or device that is designed to prevent or make, or has the effect of preventing or making, more difficult an unsolicited takeover of CIRCOR;

(vii)    we become aware (a) that any material contractual right of CIRCOR or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of CIRCOR or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving CIRCOR (other than an event that results in a “change of control” under the existing credit facilities as a result of the consummation of the Offer), (b) of any covenant, term or condition in any instrument or agreement of CIRCOR or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of CIRCOR or any of its affiliates or the value of the Shares to us or any of our affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of a merger or other similar business combination involving CIRCOR) (other than an event that results in a “change of control” under the existing credit facilities as a result of the consummation of the Offer) or (c) that any report, document, instrument, financial statement or schedule of CIRCOR filed with the SEC contained, when filed, an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading;

(viii)    we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with CIRCOR providing for a merger or other similar business combination with CIRCOR or any of its subsidiaries or the purchase of securities or assets of CIRCOR or any of its subsidiaries pursuant to which it is agreed that the Offer will be terminated, or we and CIRCOR reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

(ix)    CIRCOR or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving CIRCOR or any of its subsidiaries or the purchase of securities or assets of CIRCOR or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of CIRCOR or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

(x)    any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights”) shall not have been obtained on terms satisfactory to Crane and the Purchaser or any waiting period or extension thereof imposed by any Governmental Entity with respect to the Offer shall not have expired.

The foregoing conditions are for the sole benefit of Crane, the Purchaser and their affiliates and may be asserted by us in our discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our discretion in whole or in part at any time or from time to time before the Expiration Date. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

15.	Certain Legal Matters; Regulatory Approvals; Appraisal Rights.

General. Based on our examination of publicly available information filed by CIRCOR with the SEC and other publicly available information concerning CIRCOR, we are not aware of any governmental license or regulatory permit that appears to be material to CIRCOR’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “Other State Takeover Statutes,” such approval or other action will be sought. Except as described below under “Antitrust,” there is, however, no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions), or that, if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to CIRCOR’s business or certain parts of CIRCOR’s business might not have to be disposed of, any one of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer—Section 14—Conditions of the Offer.”

Delaware Business Combination Statute. CIRCOR is subject to the provisions of Section 203, which imposes certain restrictions on business combinations involving CIRCOR. For a discussion of the provisions of Section 203, see “The Offer—Section 12—Purpose of the Offer and the Proposed Merger; Plans for CIRCOR; Statutory Requirements; Approval of the Proposed Merger.”

Other State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. CIRCOR, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and CIRCOR, and we have not made efforts to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from obtaining voting rights in shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S.

federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and CIRCOR, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes are applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that they are inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer—Section 14—Conditions of the Offer.”

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, we plan to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC as soon as reasonably practicable after the date hereof. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, fifteen (15) days following such filing, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., New York City time, on the next regular business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten (10) days after our substantial compliance with such request. Thereafter, such waiting period can be extended or the Offer enjoined only by court order. We will also comply with any antitrust merger control notification and approval requirements imposed in foreign jurisdictions.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting periods under the HSR Act or foreign law. See “The Offer—Section 14—Conditions of the Offer.” Subject to certain circumstances described in “The Offer—Section 14—Conditions of the Offer,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, or by any other antitrust regulator, the Offer may, but need not, be extended.

At any time before or after the consummation of any such transactions, the Antitrust Division, the FTC or foreign antitrust regulators could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of our or CIRCOR’s substantial assets. Private parties and individual states may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer—Section 14—Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions. Shares will not be accepted for payment or paid for pursuant to the Offer if, before or after the expiration of the applicable waiting period under the HSR Act, the Antitrust Division, the FTC, a state, a private party, foreign antitrust regulators or any other antitrust regulator has commenced or threatens to commence an action or proceeding against the Offer or Proposed Merger as a result of which any of the conditions described in “The Offer—Section 14—Conditions of the Offer” would not be satisfied.

If the Antitrust Division, the FTC, a state, a private party, foreign antitrust regulators or any other antitrust regulator raises antitrust concerns in connection with the Offer, Crane and the Purchaser, at their discretion, may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Proposed Merger while such discussions are ongoing.

Appraisal Rights. You do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, stockholders of CIRCOR who do not tender their Shares in the Offer, continue to hold Shares at the time of consummation of the Proposed Merger, neither vote in favor of the Proposed Merger nor consent thereto in writing and who otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares, collectively, the “Dissenting Shares”). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in the Proposed Merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Proposed Merger. A stockholder may withdraw his demand for appraisal by delivering to us a written withdrawal of his demand for appraisal and acceptance of the Proposed Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing summary of the rights of dissenting stockholders under Delaware law does not purport to be a statement of the procedures to be followed by CIRCOR stockholders desiring to exercise any appraisal rights under Delaware law. We recommend that any CIRCOR stockholders wishing to pursue appraisal rights with respect to the Proposed Merger consult their legal advisors.

Any merger or other similar business combination with CIRCOR would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning CIRCOR and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

16.	Legal Proceedings.

We are not aware of any legal proceedings relating to this Offer to Purchase.

17.	Fees and Expenses.

Wells Fargo Securities is acting as our financial advisor in connection with the Offer and will receive customary fees in connection with this engagement.

We have retained Innisfree M&A Incorporated to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, e-mail, telephone, telex, telegraph, personal interviews and other methods of communication and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Crane or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer—Section 9—Certain Information Concerning the Purchaser and Crane” of this Offer to Purchase.

CR Acquisition Company

June 17, 2019

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF CRANE AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF CRANE

The name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of Crane are set forth below. The business address of each director and officer is care of Crane Co., 100 First Stamford Place, Stamford, CT 06902. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Crane. None of the directors and officers of Crane listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed are citizens of the United States.

BOARD OF DIRECTORS

Name	Current Principal Occupation or Employment and Five-Year Employment History
Max H. Mitchell

2014 to Present: President and Chief Executive Officer

2014 to Present: Director of Crane

2013 to 2014: President and Chief Operating Officer

2011 to 2013: Executive Vice President and Chief Operating Officer

2016 to Present: Director at Lennox International, Inc. (an intercontinental provider of climate control products for the heating, ventilation, air conditioning, and refrigeration markets located at 2100 Lake Park Blvd, Richardson, TX 75080)

Robert S. Evans

2001 to Present: Non-executive Chairman of the Board of Crane

1984-2001: Chief Executive Officer of Crane

1979 to Present: Director of Crane

1989 to Present: Director of HBD Industries, Inc. (private industrial manufacturing company located at 5200 Upper Metro Place, Ste. 110, Dublin, OH 43017)

2013 to Present: Chairman of HBD Industries, Inc. (private industrial manufacturing company located at 5200 Upper Metro Place, Ste. 110, Dublin, OH 43017)

1999 to 2015: Director of Huttig Building Products, Inc. (distributor of wholesale specialty building and millwork products located at 555 Maryville University Drive, Suite 400, St. Louis, MO 63141)

Martin R. Benante

2015 to Present: Director of Crane

1999 to 2015: Chief Executive Officer of Curtiss-Wright Corporation from 2000 to 2013, Chairman of the Board from 2000 to 2014 and Director from 1999 to 2015 (supplier of highly engineered products and services to commercial, industrial, defense and energy markets located at 130 Harbour Place Drive, Suite 300, Davidson, NC 28036)

Donald G. Cook

2005 to Present: Director of Crane

2006 to Present: Consultant (aerospace and defense industries)

2016 to Present: Director at Cybernance, Inc. (company that manages cyber risk and cybergovernance for businesses located at 3700 Capital of Texas Highway, Suite 450, Austin, TX 78746)

Name	Current Principal Occupation or Employment and Five-Year Employment History

2007 to 2018: Director at USAA Federal Savings Bank (provider of financial planning, insurance, investments and banking for the military community located at 9800 Fredericksburg Road, San Antonio, TX 78288)

2011 to 2018: Director at U.S. Security Associates, Inc. (wholly owned American security company, with locally-responsive offices providing national security services and global consulting and investigations located at 200 Mansell Court Fifth Floor Roswell, GA 30076)

2007 to 2014: Director at Beechcraft LLC (formerly Hawker Beechcraft Inc.) (designs, builds, and supports aircraft for individuals, businesses, and governments worldwide located at 10511 East Central Avenue, Wichita, KS 67206)

Michael Dinkins

2019 to Present: Director of Crane

2017 to Present: President and Chief Executive Officer, Dinkins Financial (consulting firm that helps small businesses gain access to capital located at 2704 Majestic Grove Lane, McKinney, TX 75069)

2017 to Present: Director at Community Health Systems, Inc. (Member, Audit & Compliance Committee) (operator of general acute care hospitals located at 4000 Meridian Blvd., Franklin, TN 37067)

Ronald C. Lindsay

2013 to Present: Director of Crane

2013 to 2016: Retired Chief Operating Officer of Eastman Chemical Company (manufacturer of specialty chemicals, plastics, and fibers located at 200 S. Wilcox Dr., Kingsport, TN 37660); formerly Senior Vice President from 2006 to 2009 and Executive Vice President from 2009 to 2013

2018 to Present: Advisory Board Member at Niacet Corporation (producer of organic salts, including propionates and acetates, serving the food, pharmaceutical and technical industries globally located at 400 47th Street, Niagara Falls, NY 14304)

Ellen McClain	2013 to Present: Director of Crane 2015 to Present: Chief Financial Officer, Year Up (not-for-profit provider of job training services located at 85 Broad Street, 6th Floor, New York, NY 10004)

Charles G. McClure, Jr.

2017 to Present: Director of Crane

2014 to Present: Managing Partner of Michigan Capital Advisors (private equity firm investing in Tier 2 and 3 global automotive and transportation suppliers located at 39520 Woodward Ave., Suite #205, Bloomfield Hills, MI 48304)

2012 to Present: Director at DTE Energy Company (energy company involved in the development and management of energy-related businesses and services nationwide located at One Energy Plaza, Detroit, MI 48226)

2013 to Present: Director at Penske Corporation (diversified, on-highway, transportation services company whose subsidiaries operate in a variety of industry segments, including retail automotive, truck leasing, transportation logistics and professional motorsports located at 2555 Telegraph Road, Bloomfield Hills, MI 48302)

2017 to Present: Director at 3D Systems since 2017 and Chairman beginning in 2018 (provider of comprehensive products and services,

Name	Current Principal Occupation or Employment and Five-Year Employment History
including 3D printers, print materials, software, on-demand manufacturing services and healthcare solutions located at 333 Three D Systems Cir, Rock Hill, SC 29730)

Jennifer M. Pollino

2013 to Present: Director of Crane

2012 to Present: Executive Coach and Consultant, JMPollino LLC (executive coaching and consulting firm located at 1253 Firethorne Club Drive, Marvin, NC 28173)

2014 to Present: Director at Wesco Aircraft Holdings, Inc. (operational performance, supply chain tracking, consolidated invoicing and vendor management located at 24911 Avenue Stanford, Valencia, CA 91355)

2015 to Present: Director at Kaman Corporation (aerospace and industrial distribution company located at 1332 Blue Hills Avenue, Bloomfield, CT 06002)

James L.L. Tullis

1998 to Present: Director of Crane

1988 to Present: Chairman (and CEO through December 2018), Tullis Health Investors, LLC (venture capital investments in the health care industry located at 11770 U.S. Highway 1, Suite 503, Palm Beach Gardens, FL 33408)

2006 to Present: Director at Lord Abbett Mutual Funds since 2006 and Chairman since 2017 (an investment management company located at 90 Hudson Street, Jersey City, NJ 07302)

2018 to Present: Director at electroCore, Inc. (a healthcare and technology company focused on improving patient outcomes in a variety of conditions located at 150 Allen Road, Suite 201, Basking Ridge, NJ 07920)

2018 to Present: Director at Alphatec Holdings, Inc. (a medical technology company that is committed to providing outstanding patient outcomes located at 5818 El Camino Real, Carlsbad, CA 92008)

EXECUTIVE OFFICERS

Name	Current Principal Occupation or Employment and Five-Year Employment History
Max H. Mitchell

2014 to Present: President and Chief Executive Officer

2014 to Present: Director of Crane

2013 to 2014: President and Chief Operating Officer

2011 to 2013: Executive Vice President and Chief Operating Officer

2016 to Present: Director at Lennox International, Inc. (an intercontinental provider of climate control products for the heating, ventilation, air conditioning, and refrigeration markets located at 2100 Lake Park Blvd, Richardson, TX 75080)

Curtis A. Baron, Jr.	2019 to Present: Vice President, Compensation & Benefits 2011 to 2019: Vice President, Controller

Anthony M. D’Iorio	2018 to Present: Vice President, General Counsel and Secretary 2014 to 2018: Deputy General Counsel 2005 to 2013: Assistant General Counsel

Bradley L. Ellis	2014 to Present: Senior Vice President 2003 to 2014: Group President, Merchandising Systems

Name	Current Principal Occupation or Employment and Five-Year Employment History
James A. Lavish	2016 to Present: Vice President, CBS, People & Performance 2013 to 2016: Vice President, Crane Business System 2008 to 2013: President, Crane Pumps & Systems

Richard A. Maue	2019 to Present: Senior Vice President 2013 to Present: Chief Financial Officer 2007 to Present: Principal Accounting Officer 2013 to 2019: Vice President, Finance

Kristian R. Salovaara	2014 to Present: Vice President of Business Development and Strategy 2011 to 2014: Vice President, Business Development

Edward S. Switter	2016 to Present: Vice President, Treasurer and Tax 2011 to 2016: Vice President, Tax

Christina Cristiano

2019 to Present: Vice President, Controller & Chief Accounting Officer

2009 to 2019: Senior Director, Finance (2009-2011); Vice President & Global Controller, Tax & Accounting Business (2011-2014); Vice President & Global Controller (2014-2016); Vice President & Global Controller, Global Accounting and Statutory Reporting (2016-2019) at Thomson Reuters (multinational mass media and information firm located at 1 Station Place, Stamford, CT 06902)

Kurt Gallo	2019 to Present: Senior Vice President 2015 to 2019: President, Crane Payment Innovations 2012 to 2015: President, Crane Payment Solutions

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five (5) years of each director and executive officer of the Purchaser are set forth below. The business address of each director and officer is care of Crane Co., 100 First Stamford Place, Stamford, CT 06902. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Crane and the occupation listed below an individual’s name refers to employment with the Purchaser. None of the directors and officers of the Purchaser listed below has, during the past five (5) years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All directors and officers listed are citizens of the United States.

BOARD OF DIRECTORS

Name	Current Principal Occupation or Employment and Five-Year Employment History
Max H. Mitchell – Director

2014 to Present: President and Chief Executive Officer

2014 to Present: Director of Crane

2013 to 2014: President and Chief Operating Officer

2011 to 2013: Executive Vice President and Chief Operating Officer

2016 to Present: Director at Lennox International, Inc. (an intercontinental provider of climate control products for the heating, ventilation, air conditioning, and refrigeration markets located at 2100 Lake Park Blvd, Richardson, TX 75080)

Richard A. Maue – Director	2019 to Present: Senior Vice President 2013 to Present: Chief Financial Officer 2007 to Present: Principal Accounting Officer 2013 to 2019: Vice President, Finance

Edward S. Switter – Director	2016 to Present: Vice President, Treasurer and Tax 2011 to 2016: Vice President, Tax

EXECUTIVE OFFICERS

Name	Current Principal Occupation or Employment and Five-Year Employment History
Max H. Mitchell – President of Purchaser

2014 to Present: President and Chief Executive Officer

2014 to Present: Director of Crane

2013 to 2014: President and Chief Operating Officer

2011 to 2013: Executive Vice President and Chief Operating Officer

2016 to Present: Director at Lennox International, Inc. (an intercontinental provider of climate control products for the heating, ventilation, air conditioning, and refrigeration markets located at 2100 Lake Park Blvd, Richardson, TX 75080)

Richard A. Maue – Vice President of Purchaser	2019 to Present: Senior Vice President 2013 to Present: Chief Financial Officer 2007 to Present: Principal Accounting Officer 2013 to 2019: Vice President, Finance

Edward S. Switter – Treasurer of Purchaser	2016 to Present: Vice President, Treasurer and Tax 2011 to 2016: Vice President, Tax

Anthony M. D’Iorio – Secretary of Purchaser	2018 to Present: Vice President, General Counsel and Secretary 2014 to 2018: Deputy General Counsel 2005 to 2013: Assistant General Counsel

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:

Computershare Trust Company, N.A. Attn: Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940	Computershare Trust Company, N.A. Attn: Corporate Actions 150 Royall Street, Suite V Canton, Massachusetts 02021

Questions or requests for assistance may be directed to the Information Agent at the address or telephone numbers set forth below. Requests for copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833